Exhibit 99.1

YM BIOSCIENCES ANNOUNCES EARLY EXPANSION OF ONGOING CYT387
PHASE I/II CLINICAL STUDY BASED ON FAVORABLE SAFETY AND ACTIVITY DATA

MISSISSAUGA, Canada - March 30, 2010 - YM BioSciences Inc. (NYSE Amex:YMI, TSX:YM), announced that it has received ethics board approval to expand enrolment in its Phase I/II clinical trial of CYT387 at Mayo Clinic in patients with myelofibrosis, a chronic debilitating condition, where patient’s bone marrow is replaced by scar tissue.

“The favorable safety and biological activity data we have collected to date in this study gave us the confidence to seek approval for cohort expansion earlier than originally contemplated,” said Dr. Ayalew Tefferi, Professor of Hematology at Mayo Graduate School and Chair of the study. Enrolment expansion will facilitate the collection of more safety, tolerability and preliminary efficacy data and may assist with planning for subsequent registration-enabling clinical studies for patients with myelofibrosis and other myeloproliferative neoplasms (MPNs).

“These preliminary findings also advance the prospect for more rapid initiation of subsequent clinical programs,” said David Allan, Chairman & CEO of YM BioSciences. “The JAK2 inhibitors, including CYT387, are of great interest to the global pharmaceutical industry.  They hold therapeutic promise in numerous indications. Myelofibrosis alone is a disease that affects approximately 20,000 patients in North America with market estimates in excess of $750 million.”

Enrolment into the Company’s Phase I/II study with myelofibrosis commenced in November 2009 at Mayo Clinic, Rochester, MN.  Phase II efficacy data for CYT387 were originally anticipated in the second half of 2011, however the evident safety and preliminary efficacy observed to date support early expansion and should allow conclusion of the study three to six months earlier. This in turn may enable more rapid selection of doses for registration-enabling Phase III studies in myelofibrosis.  Enrolment of approximately 60 patients was originally planned across both phases of the study, with the majority of patients to be enrolled in the later Phase II portion. However, cohort expansion will allow for more patients to be dosed during 2010, bringing forward the possibility of a rapid progression into an NDA-enabling study in myelofibrosis as well as other Phase II studies in other hematology and oncology indications with unmet medical needs.

CYT387 is a potent inhibitor of the kinase enzymes JAK1 and JAK2, which have been implicated in a family of hematological conditions known as myeloproliferative neoplasms, including myelofibrosis. Typical myelofibrosis symptoms include an enlarged spleen, progressive anemia and poor overall survival.

CYT387:
•	Potent, oral JAK1/2 inhibitor
•	Excellent selectivity against a panel of over 150 structurally diverse protein kinases
•	Excellent preclinical safety profile
•	Direct preclinical comparison with other JAK2 inhibitors indicates that very few of the other compounds in development match the potency and selectivity of CYT387.

YM makes continuous disclosure filings

The Company also announced that it has filed voting results from its annual meeting of shareholders held on November 18, 2009 and a copy of a license agreement related to nimotuzumab among CIMYM BioSciences Inc., CIMAB S.A. and Daiichi Pharmaceutical Co., Ltd. dated July 25, 2006.

It recently came to the attention of the Company that, under provisions of National Instrument 51-102 - Continuous Disclosure Obligations, such documents were required to have been filed at an earlier date.

About YM BioSciences
YM BioSciences Inc. is a life sciences product development company. Together with the products from YM BioSciences Australia (formerly Cytopia Limited), the Company is currently developing four late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™; CYT387, a JAK 1/2 small molecule inhibitor; CYT997, a potent, vascular disrupting agent (VDA); and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

Nimotuzumab is a humanized monoclonal antibody in development worldwide, targeting multiple tumor types primarily in combination with radiation and chemoradiation. It is importantly differentiated from all other currently marketed EGFR-targeting agents due to its remarkably benign side-effect profile. Nimotuzumab’s anti-tumor activity has led to its approval for marketing in 23 countries. In more than 9,000 patients reported as having been treated with nimotuzumab worldwide to date, Grade IV incidents of radiation dermatitis and incidents of severe rash have been only rarely observed and reports of the other severe side-effects that are typical of EGFR-targeting molecules have been equally rare. Nimotuzumab is licensed to YM’s majority-owned, Canadian subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and was developed at the Center of Molecular Immunology. The products discovered by YM’s recently acquired Australian subsidiary, YM BioSciences Australia, include the JAK 1/2 inhibitor CYT387 and the novel VDA molecule CYT997. Both were discovered internally at Cytopia based on research led by Dr. Andrew Wilks who identified the JAK 1/2 kinase enzymes. Both products are currently in clinical development. YM is developing AeroLEF for the treatment of moderate to severe acute pain. The product is differentiated from other approaches using opioids because patients are able to individually control the analgesia required for their differing intensities of pain. AeroLEF has met all endpoints in each of its trials including a randomized Phase II trial and is currently being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that JAK 1/2 and the VDA molecule will generate positive efficacy and safety data in future clinical trials; AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; that and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com